

March 14, 2024

Enrique López Lecube
Chief Financial Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina

    Re: Bioceres Crop Solutions Corp.
        Form 20-F for Fiscal Year Ended June 30, 2023
        Response Letter Dated March 1, 2024
        File No. 001-38836

Dear Enrique López Lecube:

We have reviewed your March 1, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

Form 20-F for Fiscal Year Ended June 30, 2023

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 77

1.   We note your response to comment 3. We note your statement that the limitations on your Argentine subsidiaries ability to make payments on foreign indebtedness discussed are not total restrictions. Please provide a robust discussion of how the Argentine subsidiaries are able to meet their foreign debt obligations in light of the discussed limitations, the amount of foreign debt, and the amount of cash and cash equivalents either disaggregated by geography or by currency denomination or provide us with a detailed explanation as to why this additional information is not useful to investors. Refer to Item 303(b)(1)(i) of Regulation S-K and Section 501.13 of the Financial Reporting Codification (i.e., Release 33-8350, Section IV) for guidance.

2. Accounting Standards and Basis of Preparation
Functional currency and presentation currency, page F-14

2.   We note your response to comment 6, including the draft disclosures you intend to provide in your fiscal year 2024 Form 20-F. Please expand your draft disclosures to provide a more comprehensive, company specific explanation of the facts and circumstances, including the time period these facts and circumstances occurred, that led management to re-evaluate the Argentine entities' functional currency. Refer to IAS 21.54 for guidance.

4. Summary of Significant Accounting Policies
4.18 Revenue Recognition, page F-30

3.   As previously requested in comment 7, please disclose the significant payment terms in accordance with IFRS 15.117 and IFRS 15.119(b). In this regard, stating that invoices are issued with the usual payment terms for each geographical region does not provide investors with an understanding of the timing of cash flows arising from contracts with customers, as required by IFRS 15.110. In this regard, we note that as of December 31, 2023, the trade receivables balance of $199.7 million exceeds the $140.3 million of revenues recognized during the second quarter of fiscal year 2024.

6. Acquisitions and Other Significant Transactions
Syngenta Seedcare Agreement, page F-34

4.   We note your response to comment 8. Please provide us with your analysis of the facts and circumstances that supports your conclusion that the license for intellectual property rights is distinct from the other promised goods and services. In this regard, we note your statement that the manufacturing and sale of products and the R&D services are dependent on the license. Refer to IFRS 15.B52 through B56. To the extent that the facts and circumstances do not support a conclusion that the license is distinct, provide us with your analysis regarding whether the license is the predominant item to which the royalties relate. Refer to IFRS 15.B63A.

5.   Please provide us with the disclosures you intend to provide for the life of this agreement detailing the material terms, including your obligations under the agreements, your accounting for the agreements, the critical accounting estimates, and the impact to your consolidated financial statements for the periods presented.

9. Taxation, page F-58

6.   We note your response to comment 9 and that you intend to disclose that the beginning amount for the effective tax rate reconciliation is based on the weighted average tax rate applicable to profits. Please expand your intended disclosures to provide the calculation of this amount. In this regard, the rates applied to earnings before income tax subtotal varies significantly for each period presented and is not clearly linked to any of the

statutory tax rates disclosed for the countries in which you are generating profits or loss. Please provide us with those calculations you intend to provide supporting the disclosed tax at the applicable tax rate in accordance with IAS 12.81(c). Please confirm that you will also provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

 Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services